Modern Technology Corp
                           P.O. Box 940007
                   Belle Harbor, New York 11694-0007

        REVISED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE
                      HELD ON NOVEMBER 17, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Modern Technology Corp. (the "Company") will be held at the offices of Greenberg & Company LLC 500 Morris Avenue, Second Floor, Springfield, N.J. 07081 on Monday, November 17, 2003 at 11:00 am, Eastern Standard Time, for the following purposes:

1. To amend Article III of the Company By-Laws to change the minimum number of Directors from three to two.

2. To elect a board of two directors, each to serve for a term of one year and until his successor shall have been duly elected and qualified.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on October 10, 2003 will be entitled to notice of any and to vote at the meeting.

                    By Order of the Board of Directors

                        Anne Seidenfeld, Secretary

Dated: October 15, 2003
Belle Harbor, New York

                       WE ARE NOT SOLICITING PROXIES

Those presently nominated for election are:

Arthur Seidenfeld
Anne Seidenfeld

Arthur Seidenfeld and Anne Seidenfeld own approximately 47.9% and 12% respectively, of the outstanding shares of the Company.